UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

Rewards Network Inc.

(Name of Subject Company)

Rewards Network Inc.

(Name of Persons Filing Statement)

Common stock, $0.02 par value per share

(Title of Class of Securities)

761557206

(CUSIP Number of Class of Securities)

Roya Behnia

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy J. Melton

Jones Day

77 West Wacker

Chicago, Illinois 60601

(312) 782-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 8, 2010 (as amended or supplemented from time to time, the “Statement”) by Rewards Network Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by EGI Acquisition, L.L.C., a Delaware limited liability company (“Purchaser”) and a wholly owned indirect subsidiary of EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), disclosed in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated November 8, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the Securities and Exchange Commission by Purchaser and Parent, to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”), of the Company, other than Shares owned by Parent and Purchaser, at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented to include the following:

The Offer expired at 12:00 midnight, New York City time, on December 13, 2010. The Depositary has advised the Purchaser that 6,887,894 Shares were validly tendered in the Offer, with an additional 113,105 Shares tendered by notice of guaranteed delivery. All Shares that were validly tendered have been accepted for purchase and paid for by the Purchaser. Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid for.

As a result of the purchase of Shares in the Offer and the 1,254,901 Shares previously owned by Purchaser, Purchaser and Parent had sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent have effected a short-form Merger in which Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share not previously purchased in the Offer, otherwise held by Purchaser or Parent, or held in the treasury of the Company was converted, subject to appraisal rights, into the right to receive a price per Share equal to the Offer Price. December 14, 2010 was the last day Shares will trade on The NASDAQ Stock Market, Inc.

Item 9.	Exhibits.

Item 9 of the Schedule TO is hereby amended and supplemented by filing the following exhibit:

Exhibit No.	Description

(a)(12)	Press Release issued by Equity Group Investments, L.L.C., dated December 14, 2010 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2010

REWARDS NETWORK INC.

By:	/s/ Roya Behnia
Name:	Roya Behnia
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement to be published in The New York Times on November 8, 2010 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Press release issued by the Company, dated October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2010).

(a)(8)*	Letter to stockholders of the Company, dated November 8, 2010.

(a)(9)*	Complaint of Discovery Partners, on behalf of itself and all others similarly situated, against Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Patricelli, Michael J. Soenen, Mark R. Sotir, the Company and EGI, Case No. 10CH48639, filed in the Circuit Court of Cook County, Illinois on November 10, 2010.

(a)(10)*	Memorandum of Understanding, dated as of November 30, 2010, in relation to Discovery Partners, on behalf of itself and all others similarly situated, vs. Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Particelli, Michael J. Soenen, Mark R. Sotir, the Company and EGI, Case No. 10CH48639.

(a)(11)	Press Release issued by Equity Group Investments, L.L.C., dated December 6, 2010 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(12)	Press Release issued by Equity Group Investments, L.L.C., dated December 14, 2010 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(2)*	Confidentiality Agreement, dated as of May 17, 2010, by and between the Company and Parent.

(e)(3)	Tender and Support Agreement, dated as of October 28, 2010 by and among Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(4)	Limited Guarantee, dated October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(5)	Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(6)	Amendment No. 1 to the Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(7)	Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 26, 2006).

(e)(8)	Amendment No. 1 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(9)	Amendment No. 2 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(10)	Employment Agreement, dated September 13, 2005, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 14, 2005).

(e)(11)	Amendment No. 1 to Employment Agreement, dated December 31, 2008, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(12)	Offer Letter, dated August 10, 2000, between Transmedia Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(13)	Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of March 18, 2005, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(14)	Amendment No. 1 to Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of December 15, 2008, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(15)	Offer Letter, dated April 14, 2005, between Rewards Network Services Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(16)	Letter Agreement, dated as of November 7, 2007, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2007).

(e)(17)	Amendment to Severance Letter Agreement, dated as of December 10, 2008, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(18)	Offer Letter, dated August 3, 2006, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2006).

(e)(19)	Amendment to Offer Letter, dated December 10, 2008, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(20)	Form of Change in Control Bonus Letter Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(21)	Change in Control Bonus Letter Agreement, dated August 16, 2010, between Rewards Network Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

Annex A*	Opinion of Harris Williams & Co., dated October 27, 2010

Annex B*	Information Statement of the Company, dated as of November 8, 2010

*	Filed previously